                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2001,

                                       OR

         [ ] TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from ______ to _____.

                         Commission file number 0-02788

            THE ELDER-BEERMAN STORES CORP. FINANCIAL PARTNERSHIP PLAN
            ---------------------------------------------------------
                            (Full title of the Plan)


       THE ELDER-BEERMAN STORES CORP. 3155 EL-BEE ROAD, DAYTON, OHIO 45439
       -------------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

THE ELDER-BEERMAN STORES
CORP. FINANCIAL PARTNERSHIP
PLAN

Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31,
2001 and Supplemental Schedule as of
December 31, 2001 and Independent Auditors'
Report

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                        PAGE

Independent Auditors' Report                                              1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR
   THE YEAR ENDED DECEMBER 31, 2001:

   Statements of Net Assets Available for Benefits                        2

   Statement of Changes in Net Assets Available for Benefits              3

   Notes to Financial Statements                                        4 - 7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001 -

   Schedule H, line 4i - Schedule of Assets Held at End of Year           8

INDEPENDENT AUDITORS' REPORT


To The Elder-Beerman Stores Corp. Financial Partnership
  Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Elder-Beerman Stores Corp. Financial Partnership Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP



May 15, 2002
Dayton, Ohio

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                              2001          2000
INVESTMENTS, at fair value (Note C):
  Elder-Beerman Stores Corp. Common Stock                 $   987,870   $ 1,168,755
  Mutual Funds:
      American Century Income and Growth Fund               9,205,164    10,776,903
      American Century Strategic Asset Allocation Fund:
        Aggressive                                          2,488,283     2,792,828
        Conservative                                        4,712,472     4,928,539
        Moderate                                            9,851,207    11,168,927
      American Century Value Fund                           3,376,150     2,514,633
      American Century Stable Asset Fund                    4,557,855     4,432,358
      American Century International Growth Fund            2,468,999     3,806,694
      American Century Ultra Fund                           9,658,627    12,781,714
    Participant notes receivable                            1,568,907     1,778,270
                                                          -----------   -----------

          Total investments                                48,875,534    56,149,621

Receivables:
  Employer contributions                                    1,383,430     1,148,203
  Employee contributions                                      136,451       116,883
                                                          -----------   -----------

          Total receivables                                 1,519,881     1,265,086
                                                          -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                         $50,395,415   $57,414,707
                                                          ===========   ===========


See notes to financial statements.

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

ADDITIONS (Note C):
  Dividends and interest                                             $ 1,011,000
  Contributions:
    Employer                                                           1,291,183
    Employee                                                           3,403,285
    Rollover                                                              42,075
                                                                     -----------

    Total contributions                                                4,736,543
                                                                     -----------

          Total additions                                              5,747,543
                                                                     -----------

DEDUCTIONS:
  Benefits paid to participants                                        7,905,530
  Investment and administrative expenses                                 167,002
  Net depreciation in fair value of investments                        4,694,303
                                                                     -----------

          Total deductions                                            12,766,835
                                                                     -----------

NET DECREASE                                                           7,019,292

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                   57,414,707
                                                                     -----------

  End of year                                                        $50,395,415
                                                                     ===========


See notes to financial statements.

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

A.    DESCRIPTION OF PLAN

      The following brief description of The Elder-Beerman Stores Corp. Financial Partnership Plan (the "Plan") during the 2001 Plan Year is provided for general information only. Participants should refer to the Summary Plan Description for more complete information and to Footnote G to the Plan's financial statements for recent Plan amendments.

      GENERAL - The Plan is a defined-contribution plan covering all employees of the Elder-Beerman Stores Corp. (the "Company") and its affiliates who have been credited with 1,000 or more hours of service during a year and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS -All employees who make contributions into the Plan and are active on the last day of the Plan year are eligible to receive a matching contribution. The matching contribution is based on the first 6% of compensation. The Company makes additional matching contributions based on its level of profitability. For each plan year, the Company may make an annual contribution not to exceed 1% of the employee's compensation while they were a participant for the plan year. Each participant is eligible to receive an annual contribution for the Plan year if they were an active employee on the last day of the Plan year for which the annual contribution is made, they completed at least 1,000 hours of service during the Plan year, and the Company realizes a 1% profit.

      PARTICIPANTS' ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and his/her proportionate share of the Company's contribution, actual earnings and charged with an allocation of administrative expenses. Allocations are based on each participant's compensation, as provided in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Participants are immediately vested in their pre-tax contributions to the Plan, plus actual earnings thereon. Vesting in any of the Company's contribution, plus actual earnings thereon, is based on years of credited service. A participant is non-vested in Company contributions until reaching five credited years of service, thereafter, they are fully vested. Forfeited balances of terminated participants are used to reduce future Company contributions and/or pay plan expenses.

      INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct investment of his/her 401(k) deferrals or any existing account balance in any of nine investment options. Participants may change their investment options or redirect existing balances at any time during the plan year.

      PAYMENT OF BENEFITS - On termination of service for any reason, a participant may elect to receive either a single lump-sum distribution or a rollover distribution payment into an eligible retirement account.

      PARTICIPANT LOANS - The Plan allows participants to apply for and obtain loans in an amount (not less than $500 and not more than the lesser of 50% of the participant's account balance or $50,000) from the balance of the participant's account. All loans must be repaid within five years. Plan loans are secured by the balance in the participant's account and bear interest at a rate determined by the Company from time to time. Payments of principal and interest are generally made by payroll deduction and are credited to the participant's account.

B.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual method of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      ADMINISTRATIVE EXPENSES - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. A significant amount of the Plan's administrative and legal expenses are paid and/or reimbursed by the Plan Sponsor. Administrative expenses for the trustees and other fees are paid directly by the Plan.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

C.       INVESTMENTS

      The Plan's investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000, are as follows.


                                                        2001          2000

      American Century Income and Growth Fund       $ 9,205,164   $10,776,903
      American Century Strategic Allocation Fund:
        Conservative                                  4,712,472     4,928,539
        Moderate                                      9,851,207    11,168,927
      American Century Stable Asset Fund              4,557,855     4,432,358
      American Century Ultra Fund                     9,658,627    12,781,714
      American Century Value Fund                     3,376,150
      American Century International Growth Fund                    3,806,694

      During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,694,303 as follows:


      Mutual funds                                            $(4,718,462)
      Common stock                                                 24,159
                                                              -----------

      Total                                                   $(4,694,303)
                                                              ===========


D.    INCOME TAX STATUS

      The Internal Revenue Service ("IRS") issued a favorable determination letter dated November 4, 1996, stating that the Plan, as then amended, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan filed a request with the IRS on February 21, 2002, for a determination letter on the restated Plan adopted June 30, 1998, and as subsequently amended on May 28, 1999, August 15, 2001 and February 8, 2002. Plan management believes that the restated Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the Plan is qualified and tax-exempt as of the financial statement date.

E.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all benefits will become vested and will be distributed to participants and beneficiaries.

F.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds which were managed by American Century during 2001. American Century was the trustee during 2001 as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

G.    SUBSEQUENT EVENTS

      The Plan was amended, effective January 1, 2002, to provide the following:

      Matching contribution, retirement security contributions and annual company contributions vest in accordance with a five year graded vesting schedule. (20% after 1 year of service, 40% after 2 years of service, 60% after 3 years of service, 80% after 4 years of service and, 100% after 5 years of service).

      A participant may generally elect to receive a distribution of his entire Vested Interest under the Plan in installments over a period not to exceed five years.

      In the event of a Plan conversion, the Plan Administrator may suspend certain provisions of the Plan for a defined period of time. Typically, loans, hardship withdrawals and distributions from the Plan would be suspended. Additionally, participants would be prohibited from changing their investment elections or deferral percentages during the period of the suspension.

      The Plan was also revised to comply with Section 132(f) of the IRS Code of 1986. This means that compensation for purposes of the Plan will not be reduced by any pre-tax contributions that a participant makes to a qualified transportation fringe benefit plan sponsored by The Elder-Beerman Stores Corp. or any member of The Elder-Beerman Stores Corp.'s controlled group. Under a qualified transportation fringe benefit plan, an employee can pay for parking and expenses of commuting to work on a pre-tax basis through payroll deductions. While The Elder-Beerman Stores Corp. does not currently sponsor such a qualified transportation fringe benefit plan, the amendment is required by law.

      Through plan year 2001 Company contributions were based on enrollment in the Plan and length of service (The Matching Contribution), enrollment in the Plan and profitability of the Company (Additional Matching Contribution), and profitability of the Company and hours of service requirement (Annual Contribution). Effective January 1, 2002 the structure of the Company contributions in The Financial Partnership Plan was amended to continue the Matching Contribution as established, to discontinue the Annual Contribution, and to enhance the percentages and profit levels in the Additional Matching Contribution. For more detailed information refer to the Summary Plan Description (SPD).

      Eligible Participants may take hardship distributions from their entire vested account balance (other than earnings credited to per-tax contributions after December 31, 1988).

      The Plan was also amended to terminate American Century as record keeper of the plan and ADP Retirement Services was named successor record keeper of the Plan effective January 1, 2002.

      Effective January 2, 2002, the Plan was amended to remove UMB Bank, N.A. as the Plan's trustee, and appoint Chase Manhattan Bank as successor trustee of the Plan. As a result of this amendment, the Plan assets were transferred from UMB Bank, N.A. to Chase Manhattan Bank as of January 2, 2002.

                                     *******

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF INVESTMENTS HELD AT END OF YEAR
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                     (b)                                              (c)
             IDENTITY OF ISSUER,                      DESCRIPTION OF INVESTMENT INCLUDING                              (e)
             BORROWER, LESSOR OR                       MATURITY DATE, RATE OF INTEREST,                               FAIR
  (a)           SIMILAR PARTY                          COLLATERAL, PAR OR MATURITY DATE                               VALUE

        MUTUAL FUNDS:
   *      American Century                           Income and Growth Fund, 336,569 shares                       $ 9,205,164
   *      American Century                           Strategic Asset Allocation Fund:  Aggressive, 383,994 sh       2,488,283
   *      American Century                           Strategic Asset Allocation Fund:  Conservative, 901,046        4,712,472
   *      American Century                           Strategic Asset Allocation Fund:  Moderate, 1,666,871 shares   9,851,207
   *      American Century                           Value Fund, 482,307 shares                                     3,376,150
   *      American Century                           International Growth Fund, 309,787 shares                      2,468,999
   *      American Century                           Ultra Fund, 349,443 shares                                     9,658,627
          SEI Trust                                  American Century Stable Asset Fund, 4,557,855 shares           4,557,855

        Participant notes receivable                 Collateralized by participant's account (6% - 10.5%)           1,568,907
   *    Elder-Beerman Stores Corp.                   Common Stock, 335,489 shares                                     987,870
                                                                                                                  -----------

        TOTAL INVESTMENTS                                                                                         $48,875,534
                                                                                                                  ===========


*  Party-in-interest.
Column (d) has been omitted because it is not applicable.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        THE ELDER-BEERMAN STORES CORP.
                                        FINANCIAL PARTNERSHIP PLAN

Date:  June 28, 2002                    By: /s/ Steven D. Lipton
                                            ------------------------------------
                                        Steven D. Lipton
                                        Senior Vice President --Controller

                                    FORM 11-K

INDEX TO EXHIBITS


EXHIBIT NO.
-----------

23                Consent of Independent Auditors